As filed with the Securities and Exchange Commission on February 2, 2015

Registration No. 333-201106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InfraREIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	6798	75-2952822
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

(214) 855- 6700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Benjamin D. Nelson

Senior Vice President and General Counsel

InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

(214) 855- 6700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Andrew M. Baker William D. Howell Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201-2980 (214) 953-6500	Michael A. Pucker Julian T.H. Kleindorfer Cathy A. Birkeland Latham & Watkins LLP 233 S. Wacker Drive Suite 5800 Chicago, Illinois 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration Statement No. 333-201106

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-201106) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely to replace Exhibit 23.2 to such Registration Statement. This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number	Description

1.1*	—	Form of Underwriting Agreement

2.1*	—	Form of Merger and Transaction Agreement among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective immediately following the completion of this offering)

3.1*	—	Articles of Incorporation of the Registrant

3.2*	—	Articles of Amendment of the Registrant

3.3*	—	Form of Articles of Amendment and Restatement of the Registrant (to be effective immediately prior to the completion of this offering)

3.4*	—	Form of Articles of Restatement of the Registrant (to be effective approximately 33 days following the completion of this offering)

3.5*	—	Amended and Restated Bylaws of the Registrant

4.1*	—	Form of Certificate of Common Stock of the Registrant

5.1*	—	Opinion of Venable LLP as to the legality of the securities being registered

8.1*	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	—	Form of Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.2*	—	Form of Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective approximately 33 days following the completion of this offering)

10.3*	—	Form of Third Amended and Restated Company Agreement of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.4*	—	Form of Development Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Transmission Services, L.L.C.

10.5*	—	Form of Management Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Utility Services, L.L.C.

10.6*	—	Form of Delegation Agreement, dated to be effective upon the closing of this offering, between the Registrant and Sharyland Utilities, L.P., delegating certain authority that Sharyland Utilities, L.P. holds as managing member of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant)

10.7*	—	Third Amended and Restated Master System Lease Agreement (McAllen Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

Number	Description

10.8*	—	Seventh Amended and Restated Rent Supplement (McAllen Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.9*	—	Second Amended and Restated Lease Agreement (Stanton/Brady/Celeste Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.10*	—	Seventh Amended and Restated Rent Supplement (Stanton/Brady/Celeste Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.11*	—	Third Amended and Restated Lease Agreement (Stanton Transmission Loop Lease), dated December 1, 2014, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.12*	—	Fourth Amended and Restated Rent Supplement (Stanton Transmission Loop Lease), effective January 1, 2015, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.13*	—	Second Amended and Restated Lease Agreement (CREZ Lease), dated December 1, 2014, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.14*	—	Fifth Amended and Restated Rent Supplement (CREZ Lease), effective January 1, 2015, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.15*	—	Lease Agreement (ERCOT Transmission Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.16*	—	Second Amended and Restated Rent Supplement (ERCOT Transmission Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.17*	—	Third Amended and Restated Credit Agreement, dated December 10, 2014, among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Royal Bank of Canada, as administrative agent

10.18*	—	Credit Agreement related to the CREZ project (“CREZ Credit Agreement”), dated June 20, 2011, among Sharyland Projects, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Société Generale, as administrative agent and collateral agent

10.19*	—	Amendment No. 1 and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.20*	—	Amendment No. 2 to CREZ Credit Agreement, and Omnibus Amendment, dated October 1, 2013, to the CREZ Credit Agreement

10.21*	—	Amendment No. 3, dated May 29, 2014, to the CREZ Credit Agreement

10.22*	—	Amendment No. 4 and Consent to Credit Agreement and Amendment No. 1 to Security Agreement, dated December 11, 2014, amending the CREZ Credit Agreement

10.23*	—	Credit Agreement, dated December 10, 2014, among InfraREIT Partners, LP (which will become a subsidiary of the registrant), Bank of America, N.A., as administrative agent and L/C issuer and the other lenders party thereto

Number	Description

10.24*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “2010 SDTS NPA”), between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant) and The Prudential Insurance Company of America

10.25*	—	First Amendment, dated June 9, 2011, to the 2010 SDTS NPA

10.26*	—	Second Amendment, dated October 15, 2013, to the 2010 SDTS NPA

10.27*	—	Third Amendment, Direction and Waiver, dated December 10, 2014, to the 2010 SDTS NPA

10.28*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “TDC NPA”), among Transmission and Distribution Company, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America, PRUCO Life Insurance Company and Prudential Retirement Insurance and Annuity Company

10.29*	—	First Amendment, dated June 9, 2011, to the TDC NPA

10.30*	—	Second Amendment, dated December 10, 2014, to the TDC NPA

10.31*	—	Amended and Restated Note Purchase Agreement, dated September 14, 2010 (the “2009 SDTS NPA”), among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company

10.32*	—	First Amendment, dated June 9, 2011, to the 2009 SDTS NPA

10.33*	—	Second Amendment, dated October 15, 2013, to the 2009 SDTS NPA

10.34*	—	Third Amendment, Direction and Waiver, dated December 10, 2014, to the 2009 SDTS NPA

10.35*	—	Form of Amended and Restated Registration Rights and Lock-Up Agreement, among the Registrant and each of the persons listed on Schedule A thereto (to be effective upon completion of this offering)

10.36*	—	Form of Lock-Up Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc.

10.37*	—	License Agreement, dated November 23, 2010, between Hunt Utility Services, LLC (formerly known as Energy Infrastructure Alliance of America, L.L.C.), InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) and InfraREIT Partners, LP (formerly known as Electric Infrastructure Alliance of America, L.P.) (which will become a subsidiary of the Registrant)

10.38*	—	Intellectual Property Assignment Agreement, dated December 1, 2014, between the Registrant and Hunt Utility Services, LLC

10.39*	—	Form of Director and Officer Indemnification Agreement

10.40*	—	Form of Trust Share Purchase Agreement, dated to be effective immediately prior to the effectiveness of this registration statement, among the Registrant and Westwood Trust

10.41*	—	Form of Structuring Fee Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.42*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.43*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant and InfraREIT Partners, LP (which will become a subsidiary of the Registrant)

10.44*	—	Form of Unit Subscription Agreement, dated to be effective upon the closing of this offering, among the Registrant and MC Transmission Holdings, Inc.

Number	Description

10.45*	—

Form of Release Agreement, dated to be effective upon the closing of this offering, among the

Registrant, InfraREIT, L.L.C., InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt Transmission Services, L.L.C., Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc., OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America

10.46*	—	Promissory Note, dated November 20, 2014, between InfraREIT, Inc. and Hunt Consolidated, Inc.

10.47*	—	InfraREIT, Inc. 2015 Equity Incentive Plan

10.48*	—	Form of InfraREIT, Inc. Restricted Stock Unit Agreement

10.49*	—	Form of InfraREIT Partners, LP LTIP Unit Award Agreement

10.50*	—	Form of InfraREIT, Inc. 2015 Non-Qualified Employee Stock Purchase Plan

21.1*	—	List of Subsidiaries of the Registrant

23.1*	—	Consent of KPMG LLP

23.2	—	Consent of Ernst & Young LLP

23.3*	—	Consent of Venable LLP (contained in Exhibit 5.1)

23.4*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1*	—	Powers of Attorney (included on the signature page of the initial filing of the Registration Statement)

99.1*	—	Consent of John Gates to being named as a director nominee

99.2*	—	Consent of Storrow M. Gordon to being named as a director nominee

99.3*	—	Consent of Trudy A. Harper to being named as a director nominee

99.4*	—	Consent of Harold R. Logan, Jr. to being named as a director nominee

99.5*	—	Consent of Harvey Rosenblum to being named as a director nominee

99.6*	—	Consent of Ellen Wolf to being named as a director nominee

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on February 2, 2015.

InfraREIT, Inc.

By:	/s/ David Campbell
Name: David Campbell Title: President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints David Campbell, Brant Meleski and Benjamin D. Nelson, and each of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to the Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities on the 2nd day of February, 2015.

SIGNATURE	TITLE

* W. Kirk Baker	Chairman of the Board of Directors

/s/ David Campbell David Campbell	President, Chief Executive Officer and Director (Principal Executive Officer)

* Brant Meleski	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

* Hunter L. Hunt	Director

John Gates	Director

Storrow M. Gordon	Director

Trudy A. Harper	Director

/s/ Harold R. Logan, Jr. Harold R. Logan, Jr.	Director

SIGNATURE	TITLE

Harvey Rosenblum	Director

/s/ Ellen C. Wolf Ellen C. Wolf	Director

*By:	/s/ David Campbell
David Campbell Attorney-in-Fact

INDEX TO EXHIBITS

Number	Description

1.1*	—	Form of Underwriting Agreement

2.1*	—	Form of Merger and Transaction Agreement among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective immediately following the completion of this offering)

3.1*	—	Articles of Incorporation of the Registrant

3.2*	—	Articles of Amendment of the Registrant

3.3*	—	Form of Articles of Amendment and Restatement of the Registrant (to be effective immediately prior to the completion of this offering)

3.4*	—	Form of Articles of Restatement of the Registrant (to be effective approximately 33 days following the completion of this offering)

3.5*	—	Amended and Restated Bylaws of the Registrant

4.1*	—	Form of Certificate of Common Stock of the Registrant

5.1*	—	Opinion of Venable LLP as to the legality of the securities being registered

8.1*	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	—	Form of Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.2*	—	Form of Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective approximately 33 days following the completion of this offering)

10.3*	—	Form of Third Amended and Restated Company Agreement of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.4*	—	Form of Development Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Transmission Services, L.L.C.

10.5*	—	Form of Management Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Utility Services, L.L.C.

10.6*	—	Form of Delegation Agreement, dated to be effective upon the closing of this offering, between the Registrant and Sharyland Utilities, L.P., delegating certain authority that Sharyland Utilities, L.P. holds as managing member of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant)

10.7*	—	Third Amended and Restated Master System Lease Agreement (McAllen Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.8*	—	Seventh Amended and Restated Rent Supplement (McAllen Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.9*	—	Second Amended and Restated Lease Agreement (Stanton/Brady/Celeste Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

Number	Description

10.10*	—	Seventh Amended and Restated Rent Supplement (Stanton/Brady/Celeste Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.11*	—	Third Amended and Restated Lease Agreement (Stanton Transmission Loop Lease), dated December 1, 2014, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.12*	—	Fourth Amended and Restated Rent Supplement (Stanton Transmission Loop Lease), effective January 1, 2015, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.13*	—	Second Amended and Restated Lease Agreement (CREZ Lease), dated December 1, 2014, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.14*	—	Fifth Amended and Restated Rent Supplement (CREZ Lease), effective January 1, 2015, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.15*	—	Lease Agreement (ERCOT Transmission Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.16*	—	Second Amended and Restated Rent Supplement (ERCOT Transmission Lease), effective January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.17*	—	Third Amended and Restated Credit Agreement, dated December 10, 2014, among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Royal Bank of Canada, as administrative agent

10.18*	—	Credit Agreement related to the CREZ project (“CREZ Credit Agreement”), dated June 20, 2011, among Sharyland Projects, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Société Generale, as administrative agent and collateral agent

10.19*	—	Amendment No. 1 and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.20*	—	Amendment No. 2 to CREZ Credit Agreement, and Omnibus Amendment, dated October 1, 2013, to the CREZ Credit Agreement

10.21*	—	Amendment No. 3, dated May 29, 2014, to the CREZ Credit Agreement

10.22*	—	Amendment No. 4 and Consent to Credit Agreement and Amendment No. 1 to Security Agreement, dated December 11, 2014, amending the CREZ Credit Agreement

10.23*	—	Credit Agreement, dated December 10, 2014, among InfraREIT Partners, LP (which will become a subsidiary of the registrant), Bank of America, N.A., as administrative agent and L/C issuer and the other lenders party thereto

10.24*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “2010 SDTS NPA”), between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant) and The Prudential Insurance Company of America

10.25*	—	First Amendment, dated June 9, 2011, to the 2010 SDTS NPA

10.26*	—	Second Amendment, dated October 15, 2013, to the 2010 SDTS NPA

Number	Description

10.27*	—	Third Amendment, Direction and Waiver, dated December 10, 2014, to the 2010 SDTS NPA

10.28*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “TDC NPA”), among Transmission and Distribution Company, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America, PRUCO Life Insurance Company and Prudential Retirement Insurance and Annuity Company

10.29*	—	First Amendment, dated June 9, 2011, to the TDC NPA

10.30*	—	Second Amendment, dated December 10, 2014, to the TDC NPA

10.31*	—	Amended and Restated Note Purchase Agreement, dated September 14, 2010 (the “2009 SDTS NPA”), among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company

10.32*	—	First Amendment, dated June 9, 2011, to the 2009 SDTS NPA

10.33*	—	Second Amendment, dated October 15, 2013, to the 2009 SDTS NPA

10.34*	—	Third Amendment, Direction and Waiver, dated December 10, 2014, to the 2009 SDTS NPA

10.35*	—	Form of Amended and Restated Registration Rights and Lock-Up Agreement, among the Registrant and each of the persons listed on Schedule A thereto (to be effective upon completion of this offering)

10.36*	—	Form of Lock-Up Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc.

10.37*	—	License Agreement, dated November 23, 2010, between Hunt Utility Services, LLC (formerly known as Energy Infrastructure Alliance of America, L.L.C.), InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) and InfraREIT Partners, LP (formerly known as Electric Infrastructure Alliance of America, L.P.) (which will become a subsidiary of the Registrant)

10.38*	—	Intellectual Property Assignment Agreement, dated December 1, 2014, between the Registrant and Hunt Utility Services, LLC

10.39*	—	Form of Director and Officer Indemnification Agreement

10.40*	—	Form of Trust Share Purchase Agreement, dated to be effective upon the closing of this offering, among the Registrant and Westwood Trust

10.41*	—	Form of Structuring Fee Agreement, dated to be effective immediately prior to the effectiveness of this registration statement, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.42*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.43*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant and InfraREIT Partners, LP (which will become a subsidiary of the Registrant)

10.44*	—	Form of Unit Subscription Agreement, dated to be effective upon the closing of this offering, among the Registrant and MC Transmission Holdings, Inc.

10.45*	—

Form of Release Agreement, dated to be effective upon the closing of this offering, among the

Registrant, InfraREIT, L.L.C., InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt Transmission Services, L.L.C., Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc., OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America

Number	Description

10.46*	—	Promissory Note, dated November 20, 2014, between InfraREIT, Inc. and Hunt Consolidated, Inc.

10.47*	—	InfraREIT, Inc. 2015 Equity Incentive Plan

10.48*	—	Form of InfraREIT, Inc. Restricted Stock Unit Agreement

10.49*	—	Form of InfraREIT Partners, LP LTIP Unit Award Agreement

10.50*	—	Form of InfraREIT, Inc. 2015 Non-Qualified Employee Stock Purchase Plan

21.1*	—	List of Subsidiaries of the Registrant

23.1*	—	Consent of KPMG LLP

23.2	—	Consent of Ernst & Young LLP

23.3*	—	Consent of Venable LLP (contained in Exhibit 5.1)

23.4*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1*	—	Powers of Attorney (included on the signature page of the initial filing of the Registration Statement)

99.1*	—	Consent of John Gates to being named as a director nominee

99.2*	—	Consent of Storrow M. Gordon to being named as a director nominee

99.3*	—	Consent of Trudy A. Harper to being named as a director nominee

99.4*	—	Consent of Harold R. Logan, Jr. to being named as a director nominee

99.5*	—	Consent of Harvey Rosenblum to being named as a director nominee

99.6*	—	Consent of Ellen Wolf to being named as a director nominee

*	Previously filed.